FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Letter dated August 23, 2005 addressed to The Stock Exchange, Mumbai

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: August 23, 2005	By:	/s/ Jyotin Mehta

Name: Title:	Jyotin Mehta General Manager & Company Secretary

Item 1

August 23, 2005

Mr. Sanjay Golecha
General Manager - Department of Corporate Services
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers, 1st Floor
Dalal Street
Mumbai 400 001

Dear Sir,

Eleventh Annual General Meeting

The Eleventh Annual General Meeting (AGM) of the Members of ICICI Bank Limited was held on August 20, 2005 at Vadodara. All the items as contained in the Notice of AGM dated July 15, 2005 have been approved by the requisite majority. A copy of the Notice is enclosed for your reference.

We have to inform you that on completion of eight years as a Director on ICICI Bank, Mr. Uday Chitale, has retired from the Board of Directors effective August 21, 2005, as required by Section 10A(2A) of the Banking Regulation Act, 1949. Consequently, the total strength of the Board has reduced from 17 to 16, comprising of 11 non-executive Directors and 5 executive Directors.

Further, please note that the Members of the Bank at their 11th Annual General Meeting held on August 20, 2005 approved the following, subject to the approval of Reserve Bank of India :

  Re-appointment of Mr. K.V. Kamath, Managing Director & CEO for the period May 1, 2006 upto April 30, 2009.

  Re-appointment of Ms. Kalpana Morparia as wholetime Director (designated as Deputy Managing Director) for the period May 1, 2006 upto May 31, 2007.

  Re-appointment of Ms. Chanda D. Kochhar and Dr. Nachiket Mor as wholetime Directors (presently designated as Executive Directors) for the period April 1, 2006 upto March 31, 2011.

Further, Reserve Bank of India has approved the re-appointment of Mr. N. Vaghul as non-executive Chairman for the period May 3, 2005 upto April 30, 2009.

Yours faithfully,

Nilesh Trivedi